UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-41154

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	Sidus Space, Inc.
Former name if applicable
Address of principal executive office	150 N. Sykes Creek Parkway, Suite 200
City, state and zip code	Merritt Island, FL 32953

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 within the prescribed time period because the Company’s prior auditor, BF Borgers, is not currently permitted to appear or practice before the Securities and Exchange Commission and the Company’s new auditor needs additional time to perform a review of the Company’s quarterly financial statements. The Company expects to file the Form 10-Q within the extension period of 5 calendar days.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Bill White	(321)	613-5620
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attachment

Sidus Space, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 14, 2024		/s/ Bill White
	By:	Bill White
	Title:	Chief Financial Officer

Revenue

Non-related party revenue decreased 29% for the 3 months ended June 30, 2024 to approximately $835,000 as compared to approximately $1.2 million for the 3 months ended June 30, 2023. Revenue from related parties decreased by 52% to approximately $93,000 for the three months ended June 30, 2024 from approximately $195,000 for the three months ended June 30, 2023.

Cost of Revenue

The increase in cost of revenue of 105% for the three months ended June 30, 2024 to approximately $1.77 million as compared to approximately $863,000 for the three months ended June 30, 2023, included approximately $46,000 and approximately $90,000, respectively, of related party costs of revenue.

Gross Profit (Loss)

The decrease in our gross profit of approximately $1.3 million to a gross loss of approximately $841,000 for the three months ended June 30, 2024 as compared to a gross profit of approximately $508,000 for the three months ended June 30, 2023.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses of approximately $3.1 million were down approximately $500,000 when compared with approximately $3.6 million for the same period in 2023.

Other Income and (Expenses)

Other income and (expenses) showed a decrease of other expenses of $210,707 to $238,169 compared to $448,876 in 2023.

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